

January 29, 2024

Patrick Gadson
Partner, Vinson & Elkins LLP
Walt Disney Co
The Grace Building
1114 Avenue of the Americas
32nd Floor
New York, New York 10036

   Re: Walt Disney Co
     Preliminary Proxy Statement filed by Blackwells Capital LLC et al.
     Filed January 19, 2024
     File No. 001-38842

     Soliciting Materials filed pursuant to Rule 14a-12 by Blackwells Capital LLC et al.
     Filed January 22, 2024
     File No. 001-38842

Dear Patrick Gadson:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement

Background of the Solicitation, page 4

1. We note your disclosure that you engaged numerous times with the company between December 11, 2023 and January 2, 2024. It has come to our attention that those communications consisted of two emails that you sent the company (to confirm an address and to provide an advance copy of a press release) and unsuccessful efforts by the company to engage in substantive discussions about your intent to nominate candidates

for election to the board. Please advise or revise.

Proposal 1. Election of Directors, page 7

2.   Please revise your disclosure in the sixth paragraph that indicates proxies cannot be voted for a greater number of persons than the number of nominees, to state that proxies cannot be voted for a greater number of persons than the current size of the board.

3.   We note your disclosure in the last paragraph of this section (page 11). Please revise your disclosure to clarify that voting for fewer than twelve nominees will result in the loss of votes; a similar clarification should be made in the first bullet point on page 16. Also, revise to clarify the consequences of a shareholder voting for more than twelve nominees. See Rule 14a-19(e)(7).

How to Vote by Proxy, page 16

4.   We note your disclosure in the last three bullet points on page 16. Please clarify, in this section, how Blackwells will vote any unmarked cards on the proposals referenced in these bullet points.

Voting and Proxy Procedures, page 18

5.   Item 21(b) of Schedule 14A requires the person filing the proxy statement to disclose "the method by which votes will be counted [and] the treatment and effect of [ ] broker non-votes…" Please advise us of the legal basis upon which you relied to equate the possible voting by banks and other intermediaries in their discretion with the discretionary voting by brokers. See Exchange Act Release No. 30849 (June 24, 1992); see also Exchange Act Release No. 62764 (September 15, 2011) (expressly identifying "broker non-votes" as instances where brokers are allowed to use their discretion to vote absent instructions).

6.   Refer to Proposal 7. Please provide us support for your disclosure that "Broker non-votes will not be considered entitled to vote on this proposal and will not be counted in determining the number of shares necessary for approval of the proposals."

Form of Proxy Card, page A-1

7.   Please revise the form of proxy to explicitly indicate in bold-face type whether or not the proxy is solicited on behalf of the registrant's board of directors and on whose behalf the solicitation is made. See Rule 14a-4(a)(1).

Soliciting Materials filed pursuant to Rule 14a-12 by Blackwells Capital LLC et al.

Press Release, page 1

8.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff

on a supplemental basis. Please provide the support described for your disclosure that real estate represents up to 50% of the entire market value of Disney.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions